VIA EDGAR

April 30, 2007

Ms. Sally Samuel

Division of Investment Management

Office of Insurance Products

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Continental Assurance Company Separate Account (B)

Securities Act of 1933 Registration No. 2-25483

Investment Company Act of 1940 Registration No. 811-1402

Registration Statement

Dear Ms. Samuel:

This letter responds to the comments you provided to me on April 11, 2007 regarding the 485APOS Registration Statement filed on March 1, 2007 on behalf of Continental Assurance Company Separate Account (B) (the “Fund”). For your convenience, each of your comments (as I understood them) is repeated below, with responses immediately following.

General

1. Comment: File a letter attached to the Fund’s Registration Statement filing acknowledging that the Fund is responsible for the adequacy of its disclosures, the actions of the Securities and Exchange Commission by giving comments on this filing are not the only actions that the Securities and Exchange Commission may take and that the Fund may not assert the actions of the Securities and Exchange Commission as a defense in any securities related litigation.

Response: This letter is intended to satisfy the comment.

Specific

2. Comment: With respect to the fee and expense tables: (i) highlight what the changes to the fee and expense table would be if the proposals were approved; (ii) convert narrative to footnotes, as applicable; (iii) include $10 exchange fee in table, footnoting that it is only charged for the second and succeeding transfers; (iv) explain how the sales load for the graded deduction contract declines in a footnote; (v) include premium taxes in the table (can include a range) with an explanatory footnote; (vi) explain how the 35 basis point fee for expenses (if the proposals are approved) was calculated; and (vii) insert a new row for the administrative charge maximum for the graded deduction contract.

Response: The fee and expense tables were revised to comply with items (i) – (vi) above. See pages 4-10 of the Prospectus. With respect to item (vii), the instructions for the From N-3 filing list “Annual Contract Fee” as a line item that must be included in the fee and expense table. As such, the line item still reads “Annual Contract Fee,” but a footnote was included that clarifies that this is the annual administrative charge.

3.	Comment: Correct the phone number reference for the Securities and Exchange Commission.

Response: The Securities and Exchange Commission’s phone number has been corrected on page 17 of the Prospectus and page 10 of the Statement of Additional Information.

4. Comment: Make a representation that the fees and charges deducted under the Contracts are reasonable and place it under Item 38 “Undertakings.”

Response: Item 38 was amended to include such a representation. See page C-6 of the Statement of Additional Information.

5. Comment: For exhibits that were previously filed and are incorporated by reference in the Exhibit List, include the date the exhibit was filed, the type of filing with which it was filed as an exhibit, and the exhibit number of such filing so it can be easily located.

Response: The Exhibit List was modified to include the above information. See page C-1 of the Statement of Additional Information.

On behalf of the Fund, we hereby make the following representations:

(i) The Fund is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Fund’s filings; and

(iii) The Fund acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. Please call me to confirm the adequacy of our responses at 312-822-4921.

Very truly yours,

/S/ LYNNE GUGENHEIM

Lynne Gugenheim

Secretary